March 21, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E., Mail Stop 4561

Washington, D.C. 20549

Attn: Kathleen Collins

Re:	Cisco Systems, Inc.

Form 10-K for the Fiscal Year Ended

July 30, 2005

Filed September 19, 2005

Forms 8-K filed August 9, 2005, November 9, 2005, February 7, 2006 and

March 2, 2006

File No. 000-18225

Ladies and Gentlemen:

On behalf of Cisco Systems, Inc., a California corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in the Staff’s comment letter dated March 7, 2006.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments, and we have set forth below, in italics, the text of the Staff’s comment prior to each response in the same order as presented in the Staff’s letter.

Form 10-K For the Fiscal Year Ended July 30, 2005

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 28

1.	We note your definition of “disclosure controls and procedures” included in your disclosure is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similar limitations are also noted in your quarterly filings on Forms l0-Q. The rule requires, among other matters, that the disclosure controls and procedures be designed to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your

U.S. Securities and Exchange Commission

March 21, 2006

chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. Tell us whether your disclosure controls and procedures for the relevant periods met all of the requirements of this section. Additionally, tell us how you intend to comply with this requirement by including this statement in your controls and procedures section of your 10-K and 10-Q’s.

Response:

We supplementally confirm that our disclosure controls and procedures for the relevant periods were effective and met all of the requirements set forth in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In Item 9A of our Form 10-K for the fiscal year ended July 30, 2005 and Item 4 of our subsequent Form 10-Qs we did not include the specific language regarding disclosure controls and procedures from the second sentence of Rule 13a-15(e) (“disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure”) because such controls and procedures are a subset of the disclosure controls and procedures defined in the first sentence of Rule 13a-15(e) (“the term disclosure controls and procedures means controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act (15 U.S.C. 78a et seq.) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms”). Accordingly, when we certified the effectiveness of our disclosure controls and procedures in our prior filings, our certification covered both aspects of the rule as described above.

In light of the Staff’s comment, we will expressly disclose in our future filings that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act “is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

We expect that the revised disclosure in future filings would read as follows:

“Based on our management’s evaluation (with the participation of our principal executive officer and principal financial officer), as of the end of the period covered by this report, our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended,

U.S. Securities and Exchange Commission

March 21, 2006

(the “Exchange Act”)) are effective to ensure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.”

Forms 8-K filed August 9, 2005, November 9, 2005, February 7, 2006 and March 2, 2006

2.	In view of the nature, content and format of your Non-GAAP (Pro Forma) Consolidated Statements of Operations presentation, it is not evident whether your presentation and disclosure complies with Item 100(b) of Regulation G. In this regard we note your presentation of a full non-GAAP Statement of Operations could be reasonably interpreted to imply that the presentation is based on a comprehensive set of accounting rules or principles when, in fact, that is not the case. Tell us why you believe this presentation complies with Regulation G. If you choose to continue this presentation each GAAP financial item adjusted to arrive at Non-GAAP results, such as Revenues, Cost of Sales, Gross Margin, among others, are considered Non-GAAP financial measures which require all disclosures pursuant to Regulation G, Item 10(e) (1) (i) of Regulation S-K and Question 8 and of the FAQ.

Response:

We believe that our presentation and disclosures of non-GAAP measures comply with the provisions of Regulation G. Specifically, we note our use of Rule 100(a) and S-K Item 10(e)(1)(i) compliant disclosure practices, including:

•	our earnings releases present GAAP operating results that are directly comparable to our non-GAAP results; and

•	each non-GAAP measure included in our statements of operations is fully reconciled in a table displaying the amount of the various adjustments that are made to the GAAP operating statement line items.

In addition, as more fully discussed below, we address Rule 100(b) and other related requirements by including in our earnings releases and accompanying Form 8-Ks substantial discussion of our use of non-GAAP measures therein and of the reasons for which we believe this information is useful to investors and management, and a statement that these measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP measures used by other companies.

U.S. Securities and Exchange Commission

March 21, 2006

We do not believe that our presentation of non-GAAP Statements of Operations implies that our non-GAAP results are based on a comprehensive set of accounting rules or principles. As noted above, our earnings releases and accompanying Form 8-Ks contain a statement advising investors that non-GAAP measures are not in accordance with, or an alternative for, generally accepted accounting principles and that our non-GAAP measures may differ from non-GAAP measures used by other companies, implying that non-GAAP measures are not based on a comprehensive set of accounting rules or principles. In light of the Staff’s comment we will include such a statement directly under the non-GAAP Statements of Operations along with a statement to the effect that the non-GAAP Statements of Operations are not based on a comprehensive set of accounting rules or principles. We supplementally advise the Staff that, for the reasons stated in our earnings releases and Form 8-Ks, we continue to believe that it is useful to present non-GAAP measures in our current format so that investors can understand how specific line items in our Statements of Operations are affected by each adjustment.

Consistent with the requirements of Regulation G and Item 10(e)(1)(i) of Regulation S-K, we disclose that our presentation of non-GAAP measures, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to our financial condition and results of operations. Further, we include disclosure that, for internal budgets, our management uses non-GAAP financial statements that exclude the same items that are excluded from the non-GAAP financial statements included in our earnings releases. In addition, we state that our management uses the disclosed non-GAAP measures, in addition to the corresponding GAAP measures, in reviewing our financial results. Because there are common reasons for the usefulness of each of our disclosed non-GAAP measures, we believe it is appropriate to describe these reasons collectively. We believe repeating the same reasons for each separate non-GAAP measure would detract from the readability of our disclosures.

We confirm that we will continue to comply with all required disclosures relating to non-GAAP measures pursuant to Regulation G, Item 10(e)(1)(i) of Regulation S-K and Question 8 of the Staff’s Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

3.	Revise your disclosures in future press releases to eliminate all references to “pro forma” measures such as “non-GAAP (pro forma) net income.” The information you have presented throughout the press release should be referred to as “non-GAAP” and not “pro forma.” Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

Response:

We will revise our disclosure in future press releases as requested.

U.S. Securities and Exchange Commission

March 21, 2006

4.	We note the 8-K filed on March 2, 2006 regarding the Scientific-Atlanta, Inc. acquisition. The Staff will review the Company’s amended Form 8-K when filed and we may have further comments.

Response:

The Staff’s comment is noted.

****

As requested, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact me at (408) 527-4087, or Daniel J. Winnike of Fenwick & West LLP, our outside legal counsel, at (650) 335-7657.

Sincerely,

/s/ Dennis D. Powell
Dennis D. Powell Senior Vice President and Chief Financial Officer

cc:	Thomas Ferraro

Patrick Gilmore

John T. Chambers, Cisco Systems, Inc.

Mark Chandler, Cisco Systems, Inc.

Betsy Rafael, Cisco Systems, Inc.

Daniel J. Winnike, Fenwick & West LLP

Donald McGovern, PricewaterhouseCoopers LLP